Exhibit 99.1

Alexco Announces $20 Million Equity Financing

 (All amounts expressed in Canadian Dollars unless otherwise indicated)

VANCOUVER, BC, June 24, 2020 /CNW/ - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the "Company") is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 7,326,100 common shares of the Company (the "Offered Shares") at a price of $2.73 per Offered Share for aggregate gross proceeds of $20,000,253 (the "Offering").

The Company has granted the Underwriters an over-allotment option (the "Over-allotment Option"), exercisable in whole or in part, on and for a period up to 30 days following the Closing Date (as defined below), to purchase up to an additional 1,098,915 Offered Shares (the "Underwriter's Option Shares").

The Company shall pay the Underwriters a commission equal to 6% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, subject to a 1.5% cash commission being payable on sales to members of the President's List, such President's List to not exceed $7.5 million. The Company is pleased to announce that a lead order from Wheaton Precious Metals Corp. in the amount of $5,000,000 was obtained in relation to the President's List.

Gross proceeds from the sale of the Offered Shares will be used to fund continuing development at Keno Hill and for general corporate and working capital purposes.

The closing of the Offering is expected on or about July 7, 2020 (the "Closing Date") and is subject to customary closing conditions including regulatory approval from the Toronto Stock Exchange and NYSE American.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing Keno Hill to production.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the proposed Offering, anticipated closing of the Offering, potential exercise by the Underwriters of their Over-allotment Option to acquire Underwriter's Option Shares, and anticipated use of proceeds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the Offering; risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation  activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, all regulatory approvals of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be fulfilled in a timely manner; that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner;  Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2020/24/c6854.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer, Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 07:55e 24-JUN-20